UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 22 through March 3, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•                  KPN today commences EUR 1 billion share repurchase program, dated February 22, 2008;

•                  Rabo Mobiel chooses KPN as new telecom provider, dated February 28, 2008;

•                  KPN acquires majority interest in Ortel, dated February 28, 2008;

•                  Progress on share repurchase program KPN, dated March 3, 2008.

Press release

KPN today commences EUR 1 billion share repurchase program	Date
22 February 2008

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007pe

Today, KPN announces that it commences the EUR 1 billion share repurchase program, which was announced on 5 February together with the Annual Results 2007.

With this EUR 1 billion share repurchase program KPN continues to deliver on its commitment to return unutilized surplus cash to shareholders. During the repurchase program a weekly press release will be published with an update on the progress made. The repurchase program will be executed within the limitations imposed by KPN’s Annual General Meeting of Shareholders. KPN will continue the program also during closed periods. All repurchased shares will be cancelled.

Press release

Rabo Mobiel chooses KPN as new telecom provider	Date
28 February 2008

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008pe

Starting from mid-April 2008, Rabo Mobiel will be offering its services through KPN’s mobile network. Following the takeover of Orange, Rabo Mobiel has been refocusing its business on the market for mobile telecom services in the past few months. Rabo Mobiel is now working with Orange and KPN to make the transition as seamless and smooth as possible.

Rabo Mobiel’s customers will hardly notice anything during the transition because of the excellent cooperation with Orange as well as KPN. Customers will simply be given a new SIM card allowing them access to all the usual services using their existing telephone, only now via KPN’s network. The entire migration of existing customers is expected to last up to the summer.

Ad Scheepbouwer, KPN’s CEO, said: ‘I am delighted that Rabo Mobiel opted for KPN Mobile. The choice of this forerunner in mobile payment services and banking acts as confirmation that KPN Mobile stands for high technology and a high level of service. It also proves that growth is high on the agenda.’

Rabo Mobiel’s nationwide rates will remain as they are, but rates for calls to and from abroad will be modified because a distinction will be made between phoning to a mobile number abroad or a fixed number abroad. This will cause a slight rise in some rates whereas others will slightly fall. On balance it means that the user will hardly notice any changes. People can find a detailed overview of new rates from mid-April at: wwww.rabomobiel.nl. A few new services, such as MMS and broadband mobile internet (UMTS) for instance, will be added to services already provided by Rabo Mobiel. If you would like to find out more, go to the Rabo Mobiel website: www.rabomobiel.nl.

Press release

KPN aquires majority interest in Ortel	Date
28 February 2008

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009pe

KPN announces that it has entered into an agreement to acquire a majority stake in Ortel Mobile. The remaining shares will continue to be owned by Ortel’s senior management. Ortel Mobile provides prepaid telecommunication services in the Netherlands, Germany & Belgium, particularly to customers of ethnic origins.

This combination will enable Ortel Mobile to grow faster within Europe, and is part of KPN’s strategy to strengthen its mobile business.

Ortel already enjoys great success in the Netherlands, Germany and Belgium on the networks of KPN, E-Plus and BASE respectively, doubling its revenues in 2007 to EUR 85 million, compared to 2006. Ortel Mobile, with offices in The Hague, Antwerp and Düsseldorf employs 56 people. The structure of Ortel Mobile will remain unchanged.

The transaction is subject to approval from the Dutch and German competition authorities.

About KPN

KPN is the leading telecommunications and ICT service provider in the Netherlands, offering wireline and wireless telephony, internet and TV to consumers and end-to-end telecom and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

About Ortel Mobile

Since 2005, Ortel Mobile has provided high-quality and reliable mobile telecommunication services, particularly to Dutch citizens of non-Dutch descent and foreigners living temporarily in the Netherlands. Ortel Mobile has been very successful in the Netherlands, considering the short amount of time the company has taken to grow to become one of the Netherlands’ largest prepaid mobile telephone companies. Since then Ortel Mobile has expanded its services to Belgium and Germany Ortel Mobile consciously adopts a customer-focused strategy, and not one oriented towards technology.

Press release

Progress on share repurchase program KPN	Date
3 March 2008

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010pe

Further to the share repurchase program announced on 5 February 2008, KPN announces that, during 22 February to 29 February 2008, it has repurchased 3,650,000 KPN ordinary shares at an average price of EUR 12.59. To date, approximately 5% of the repurchase program has been completed. The repurchase program that started on 22 February 2008 will run through 31 December 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 4, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel